Free Writing Prospectus	Filed Pursuant to Rule 433
(To the Prospectus dated December 1, 2008)	Registration Statement No. 333-155590

Minefinders Corporation Ltd.

Treasury Offering of Units

Schedule A – Term Sheet	December 2, 2008

Issuer:	Minefinders Corporation Ltd. (the “Company”).
Issue:	9,200,000 Units (the “Units”) of the Company. Each Unit is defined as one Common Share of the Company (the “Common Shares”) plus one-half Common Share Purchase Warrant of the Company (the “Warrants”).
Amount:	C$40,020,000
Price:	C$4.35 per Unit
Over-Allotment Option:

The underwriters shall have the option, exercisable in whole or in part for a period of 30 days after Closing, to purchase up to an additional 1,380,000 Units (representing up to 15% of the offering) at the offering price per Unit and on the same terms and conditions as set forth herein to cover over-allotments, if any.

Use of Proceeds:	The net proceeds of the Issue will be used to enhance working capital, reduce indebtedness and for general corporate purposes.
Warrants:

Each whole Warrant entitles the holder to purchase one Common Share at a price of C$5.00. The Warrants are exercisable by the holder at any time from closing until December 31, 2011. For so long as the Warrants are outstanding, the Company will keep a shelf registration statement effective that registers the issuance of the Common Shares underlying the Warrants.

Issue Type:

Bought underwritten public issue, eligible for sale in all provinces of Canada, except Quebec, pursuant to a short form base shelf prospectus, in the United States pursuant to registration under the Multi-Jurisdictional Disclosure System, and internationally as permitted.

Conditions:	Subject to standard bought deal terms and conditions for transactions of this type.
Listing:

Application will be made to list the Common Shares offered herein on the TSX under the symbol “MFL” and on the NYSE Alternext under the symbol “MFN”. Application will be made to list the Warrants offered herein on the TSX.

Eligibility:	The Units are eligible under the usual Canadian statutes and for RRSPs, RRIFs, DPSPs and RESPs.
Joint Bookrunners:	Scotia Capital Inc. and BMO Capital Markets
Commission:	5.00%, payable upon Closing.
Closing:	On or about December 11, 2008.

The issuer has filed a registration statement (including a prospectus) with the United States Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus or you may request it from Scotia Capital Inc. in Canada, Attention: Equity Capital Markets, 40 King St. W., 65th Floor, Toronto, Ontario M5W 2X6 (telephone: 416-863-7617, fax: 416-863-7420); or in the U.S. from Scotia Capital (USA) Inc., Attention: Equity Capital Markets, 1 Liberty Plaza, 25th Floor, 165 Broadway, New York, NY 10006 (telephone: 212-225-6853, fax: 212-225-6670).